Mail Stop 3561

February 9, 2006

<u>Via Fax and U.S. Mail</u>

Richard J. Hendrix
President and Chief Operating Officer
FBR Securitization, Inc.
1001 Nineteenth Street North
Arlington, VA 22209

Re: FBR Securitization, Inc.
Registration Statement on Form S-3
Filed January 12, 2006
File No. 333-130543

Dear Mr. Hendrix,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been

current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. We suggest explicitly incorporating the appendices into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus Supplement

Summary of Terms, page S-1

6. With reference to your pre-funding account disclosure on page 62 of the base prospectus, please include bracketed language to reflect that the transaction may include the use of a pre-funding period. Refer to Item 1103(a)(5) of Regulation AB.

The Originator, page S-21

7. If there may be multiple originators, please consider including bracketed language to reflect that you will disclose which loans were originated by which originator.

Certain Relationships and Related Transactions, page S-69

8.   Please revise to clarify that you will include all information that may be required by Item 1119 in a separate section in the prospectus, even if you include some of it in other parts of the prospectus.

Base Prospectus

Cover Page

9.   Please identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

10. Please revise your reference to credit support and derivative instruments in the fourth bullet point to briefly describe each type of credit support or derivative instrument that may be used. Refer to Item 1102(h) of Regulation AB.

Risks Related to the Securities, page 13
Credit enhancement may not cover all losses on your securities, page 15

11. We note your reference in the second paragraph of this risk factor that the issuing entity may employ "one or more financial instruments, such as interest rate or other swap agreements and interest rate cap, collar or floor agreements…" for any of your offerings. Please revise to include a discrete list of the types of agreements you may use. For example, we note that the section on page 65 refers only to guaranteed investment contracts, interest rate hedge agreements and currency exchange swap agreements. Also revise to ensure that your references to the types of derivative instruments that may be used in a takedown are consistent throughout the filing.

The Sponsor, page 29

12. Please confirm that you have included all information that may be required by Item 1104 of Regulation AB; particularly Item 1104(c) and (d). For example, you reference MHC I, Inc.'s experience with subprime mortgages, but it is unclear whether the subprime mortgages were part of the entity's five public MBS offerings sponsored in 2005. Also, what is the Sponsor's "purchase program" referenced in the third paragraph of this section? Please expand your discussion as appropriate.

Cash Flow Agreements and Derivative Instruments, page 65

13. Please revise to include more specific information regarding the type of information that may need to be included in a prospectus supplement where one of the derivative agreements is used, such as a reference to Item 1115 of Regulation AB, which governs this disclosure.

Item 17. Undertakings

14. Please update your Item 512(a) undertaking to reflect the revisions made pursuant to Securities Offering Reform, Release No. 33-8591 (effective date December 1, 2005).

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3814.

Regards,

Sara W. Dunton
Senior Attorney

cc: Via Facsimile: (202) 862-3612
Mr. Jack Molenkamp, Esq.
Hunton & Williams LLP
Telephone: (202) 955-1959